UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                             FORM 4

[ ]Check this box if no longer       OMB APPROVAL
   subject to Section 16. Form 4     OMB NUMBER:  3235-0287
   or Form 5 obligations may         Expires: January 31, 2005
   continue. See Instruction         Estimated average burden
   1(b).                             hours per response ....0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

    PRICE                THOMAS                         R.
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    (Last)              (First)                      (Middle)

     PRICE INDUSTRIES
     P.O. BOX 536
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                        (Street)

      ENNIS              TX                               75120
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     (City)             (State)                          (Zip)

2. Issuer Name and Ticker or Trading Symbol

    ENNIS BUSINESS FORMS, INC. (EBF)
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3. I.R.S. Identification Number of Reporting Person, if an
   entity (Voluntary)


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4 Statement for Month/Day/Year

   APRIL 17, 2003
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5. If Amendment, Date of Original (Month/Day/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

 X
--- Director                           --- 10% Owner


--- Officer (give title below)         --- Other (specify below)


     -------------------------------------------------


7. Individual or Joint/Group Filing (Check Applicable Line)

 X
--- Form filed by One Reporting Person


--- Form filed by More than One Reporting Person
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

     Table I - Non-Derivative Securities Acquired, Disposed of,
                   or Beneficially Owned

1. Title of  2. Trans- 2A. Deemed  3. Transaction  4. Securities Acquired (A)
   Security     action     Execution  Code            or Disposed of (D)
   (Instr. 3)   Date       Date,     (Instr. 8)       (Instr. 3, 4
                           if any                      and 5)
                (Month/
                 Day/      (Month/                            (A)
                 Year)      Day/                               or
                            Year)                     Amount  (D)  Price

                                      Code       V
-----------   ---------  ----------   ----       -    ------  ---   -----
Common Stock
Balance
 Forward:
   Common
    Stock     04/15/03   04/15/03      P         V    5,000    A    11.27

1. Title of    5. Amount of     6. Ownership Form:    7. Nature of Indirect
   Security       Securities       Direct (D) or         Beneficial
   (Instr. 3)     Beneficially     Indirect (I)          Ownership
                  owned Following
                  Reported
                  Transactions(s)

                  (Instr. 3
                   and 4)          (Instr. 4)            (Instr. 4)
-------------     ---------------  ---------------       ----------------
Common Stock
Balance
 Forward:         51,500            D                     Note 1
   Common
    Stock         56,500            I                     Note 2

Note 1: 30,000 shares held by Joe Buchanan, Trustee for trust for the benefit of T.R. Price
Note 2:  5,000 shares acquired jointly by wife and sister-in-law.
         Mr. Price disclaims any beneficial interest in sister-in-law's interest in shares.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                              (Over)
                                                    SEC 1474 (09-02)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)


1. Title      2. Conver-  3. Trans-  3A. Deemed   4. Trans-  5. Number of
   Derivative    sion or     action      Execu-      action     Derivative
   Security      Exer-       Date        tion        Code       Securities
   (Instr. 3)    cise        (Month/     Date,       (Instr.    Acquired
                 Price of     Day/       if any       8)        (A) or
                 Deriva-      Year)      (Month/                Disposed
                 tive                     Day/                  of (D)
                 Security                 Year)                 (Instr. 3,
                                                                4 and 5)
                                                    Code   V    (A)    (D)
------------  ----------- ---------- ------------- ----------   ---    ---
SO granted
 10-07-98     $10.0625

SO granted
 04-21-99     $ 8.6875

SO granted
 04-20-00     $ 7.0625

SO granted
 04-19-01     $ 7.900

SO granted
 04-18-02     $13.28

1. Title of   6. Date Exer-   7. Title and Amount  8. Price of  9. Number
   Derivative    cisable and     of Underlying        Deriva-      derivative
   Security      Expiration      Securities           tive         Securities
   (Instr. 3)    Date (Month/    (Instr. 3 and 4)     Security    Beneficial
                 Day/Year)                            (Instr. 5)   ly Owned
                                                                   Following
                                                                   reported
                 Date    Expira-             Amount                Trans-
                 Exer-   tion                or Number             action(s)
                 cisable Date      Title     of Shares             (Instr. 4)
-----------      ------- -------  ---------- --------- ---------   --------
SO granted       See
 10-07-98        Note    10-08    Common Stk.                      5,000

SO granted       See
 04-21-99        Note    04-09    Common Stk.                      5,000

SO granted       See
 04-20-00        Note    04-10    Common Stk.                      5,000

SO granted       See
 04-19-01        Note    04-11    Common Stk.                      5,000

SO granted       See
 04-18-02        Note    04-12    Common Stk. 5,000    $13.28      5,000


1. Title          10. Ownership      11. Nature of
   Derivative         Form of            Indirect
   Security           Derivative         Beneficial
   (Instr. 3)         Security:          Ownership
                      Direct (D)         (Instr. 4)
                      or Indirect
                      (I) (Instr.
                      4)
-------------    -----------------   -------------
SO granted
 10-07-98        D

SO granted
 04-21-99        D

SO granted
 04-20-00        D

SO granted
 04-19-01        D

SO granted
 04-18-02        D




Explanation of Responses:

Note: Each incentive stock option contract expires ten years from date of grant, and provides that shares will become exercisable as follows: 25% after two years; 50% after three years; 75% after four years and 100% after five years; all from date of grant; all option contracts are granted at market price on the date of grant.



/s/Thomas R. Price                           April 17, 2003
-------------------------------          -----------------------
**Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.
  78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction
      6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                SEC 1474 (09-02)